

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2021

Jon Rice
Chief Operating Officer
Kraig Biocraft Laboratories, Inc
2723 South State St., Suite 150
Ann Arbor, Michigan 48104

      Re: Kraig Biocraft Laboratories, Inc
           Preliminary Information Statement on Schedule 14C
           Filed January 25, 2021
           File No. 000-56232

Dear Mr. Rice:

We have reviewed your filing and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Preliminary Information Statement on Schedule 14C

General

1.   Please reconcile your disclosures regarding the shares held by your chief executive officer and the amounts in your beneficial ownership table. We note that you had 854,410,001 common shares outstanding as of the record date. You also state that Mr. Thompson has 207,272,107 common shares and two shares of preferred stock that are worth 200,000,000 votes each. These figures appear to be inconsistent with disclosures stating Mr. Thompson has 50.5% voting power and do not appear to match the numbers in your beneficial ownership table.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Courtney Lindsay at (202) 551-7237 or Laura Crotty at (202) 551-7614 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences